EXHIBIT 99.1

New Lacutamab Data From Tellomak Trial to be Showcased in Oral Presentation at Upcoming 16th International Conference on Malignant Lymphoma

First clinical data of mycosis fungoides presented from the TELLOMAK trial

MARSEILLE, France, June 09, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced that preliminary mycosis fungoides data from the Phase 2 TELLOMAK trial evaluating lacutamab, an anti-KIR3DL2 cytotoxicity-inducing antibody in development for T-cell lymphomas, will be presented during an oral presentation at the virtual 16th International Conference on Malignant Lymphoma (16-ICML) taking place from June 18-22, 2021.

Oral presentation details:
Title: Lacutamab in patients with advanced mycosis fungoides according to KIR3DL2 expression: early results from the TELLOMAK phase 2 trial
Date and time: June 22, 2021 at 1 p.m. CEST
Abstract number: 054

TELLOMAK trial investigator, Martine Bagot, M.D., Ph.D., Professor of Dermatology, Head of the Dermatology Department at the Saint-Louis Hospital, University of Paris, will deliver the oral presentation.

Pr. Bagot will also present the data during an Innate Pharma online webcast for the financial community on June 23, 2021. Details about this webcast will be provided on the Company website by June 16, 2021.

About Lacutamab:

Lacutamab (IPH4102) is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody, which is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease. This group of rare cutaneous lymphomas of T lymphocytes has a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with mycosis fungoides and peripheral t-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

About TELLOMAK:

TELLOMAK is a global, open-label, multi-cohort Phase 2 clinical trial recruiting patients with advanced T-cell lymphomas (TCL) in the United States and Europe. TELLOMAK is expected to recruit up to 150 patients, with lacutamab evaluated:

  As a single agent in approximately 60 patients with Sézary syndrome who have received at least two prior systemic therapies, including mogamulizumab.
  As a single agent in approximately 90 patients with mycosis fungoides (MF) who have received at least two systemic therapies.

In patients with MF, the study is designed to evaluate the effect of lacutamab according to KIR3DL2 expression. The study comprises two cohorts in MF, testing lacutamab in KIR3DL2 expressing and non-expressing patients determined at baseline. These cohorts follow a Simon 2-stage design that will terminate early if treatment is considered futile. The Sézary syndrome cohort of the study could enable the registration of lacutamab in this indication.

The primary endpoint of the trial is objective response rate. Key secondary endpoints are progression-free survival, duration of response, quality of life and adverse events.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer (NK) cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com